Sepia Coffee Project LLC (the "Company") a Delaware Company

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Sepia Coffee Project

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (7283)	2,074.04
Total Bank Accounts	**$2,074.04**
Other Current Assets	
Inventory	8,038.56
Total Other Current Assets	**$8,038.56**
Total Current Assets	**$10,112.60**
Fixed Assets	
Machinery & Equipment	
Accumulated Depreciation	-217.20
Original cost	3,258.00
Total Machinery & Equipment	**3,040.80**
Total Fixed Assets	**$3,040.80**
TOTAL ASSETS	**$13,153.40**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Kevin Keefe's Equity	
Kevin Keefe's Contributions	20,000.00
Total Kevin Keefe's Equity	**20,000.00**
Maria Herneaz"s Equity	
Maria Herneaz"s Contributions	15,174.00
Total Maria Herneaz"s Equity	**15,174.00**
Martell Mason's Equity	
Martell Mason's Contributions	6,925.29
Martell Mason's Distributions	-1,300.00
Total Martell Mason's Equity	**5,625.29**
Retained Earnings	
Net Income	-27,645.89
Total Equity	**$13,153.40**
TOTAL LIABILITIES AND EQUITY	**$13,153.40**

Sepia Coffee Project

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Premier Savings 6104 - 2	45.00
Checking (7283)	753.80
Total Bank Accounts	**$798.80**
Other Current Assets	
Inventory	6,304.16
Undeposited Funds	0.00
Total Other Current Assets	**$6,304.16**
Total Current Assets	**$7,102.96**
Fixed Assets	
Machinery & Equipment	
Accumulated Depreciation	-1,098.98
Original cost	4,592.00
Total Machinery & Equipment	**3,493.02**
Total Fixed Assets	**$3,493.02**
TOTAL ASSETS	**$10,595.98**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Michigan Department of Treasury Payable	177.96
Total Other Current Liabilities	**$177.96**
Total Current Liabilities	**$177.96**
Total Liabilities	**$177.96**
Equity	
Kevin Keefe's Equity	
Kevin Keefe's Contributions	21,400.00
Total Kevin Keefe's Equity	**21,400.00**
Maria Herneaz"s Equity	
Maria Herneaz"s Contributions	19,952.00
Total Maria Herneaz"s Equity	**19,952.00**
Martell Mason's Equity	
Martell Mason's Contributions	22,242.79
Martell Mason's Distributions	-1,300.00
Total Martell Mason's Equity	**20,942.79**
Retained Earnings	-27,645.89
Net Income	-24,230.88
Total Equity	**$10,418.02**
TOTAL LIABILITIES AND EQUITY	**$10,595.98**

Sepia Coffee Project

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	69.00
Contractors	3,398.50
Dues & Subscriptions	80.00
Equipment Rental	3,094.34
Job Supplies	
Construction Supplies	4,001.00
Total Job Supplies	**4,001.00**
Legal & Professional Services	285.00
Office Supplies & Software	362.35
Packaging Supplies	4,050.00
Postage	3.29
Rent & Lease	10,900.00
Repairs & Maintenance	954.80
Research & Development	130.69
Shipping & Delivery	94.72
Taxes & Licenses	5.00
Total Expenses	**$27,428.69**
NET OPERATING INCOME	**$ -27,428.69**
Other Expenses	
Depreciation	217.20
Total Other Expenses	**$217.20**
NET OTHER INCOME	**$ -217.20**
NET INCOME	**$ -27,645.89**

Sepia Coffee Project

Profit and Loss
January - December 2022

	TOTAL
Income	
Discounts given	-457.18
Sales	12,578.15
Total Income	**$12,120.97**
Cost of Goods Sold	
Cost of Goods Sold	4,639.00
Inventory Loss	329.40
Total Cost of Goods Sold	**$4,968.40**
GROSS PROFIT	**$7,152.57**
Expenses	
Bank Charges & Fees	56.67
Conferences & Trade Shows	102.00
Contractors	6,756.99
Dues & Subscriptions	32.00
Equipment Rental	3,538.36
Insurance	43.50
Job Supplies	
Cleaning Supplies	404.32
Construction Supplies	2,245.56
Retail Supplies	1,585.16
Tool & Equipment Expense	802.83
Wholesale Supplies	1,101.20
Total Job Supplies	**6,139.07**
Legal & Professional Services	1,862.36
Meals & Entertainment	464.05
Office Supplies & Software	2,135.90
Other Business Expenses	13.96
Postage	1,082.97
Printing & Photocopying	217.76
QuickBooks Payments Fees	150.63
Rent & Lease	4,350.00
Repairs & Maintenance	105.08
Research & Development	60.37
Shipping & Delivery	672.95
Taxes & Licenses	186.00
Telephone	16.80
Travel	793.08
Utilities	1,578.23
Website	142.94
Total Expenses	**$30,501.67**
NET OPERATING INCOME	**$ -23,349.10**

Sepia Coffee Project

Profit and Loss
January - December 2022

	TOTAL
Other Expenses	
Depreciation	881.78
Total Other Expenses	**$881.78**
NET OTHER INCOME	**$ -881.78**
NET INCOME	**$ -24,230.88**

Sepia Coffee Project

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-27,645.89
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-8,038.56
Machinery & Equipment:Accumulated Depreciation	217.20
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-7,821.36**
Net cash provided by operating activities	**$ -35,467.25**
INVESTING ACTIVITIES	
Machinery & Equipment:Original cost	-3,258.00
Net cash provided by investing activities	**$ -3,258.00**
FINANCING ACTIVITIES	
Kevin Keefe's Equity:Kevin Keefe's Contributions	20,000.00
Maria Herneaz"s Equity:Maria Herneaz"s Contributions	15,174.00
Martell Mason's Equity:Martell Mason's Contributions	6,925.29
Martell Mason's Equity:Martell Mason's Distributions	-1,300.00
Net cash provided by financing activities	**$40,799.29**
NET CASH INCREASE FOR PERIOD	**$2,074.04**
CASH AT END OF PERIOD	**$2,074.04**

Sepia Coffee Project

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-23,473.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-757.80
Inventory	1,734.40
Machinery & Equipment:Accumulated Depreciation	881.78
Michigan Department of Treasury Payable	177.96
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,036.34**
Net cash provided by operating activities	**$ -21,436.74**
INVESTING ACTIVITIES	
Machinery & Equipment:Original cost	-1,334.00
Net cash provided by investing activities	**$ -1,334.00**
FINANCING ACTIVITIES	
Kevin Keefe's Equity:Kevin Keefe's Contributions	1,400.00
Maria Herneaz"s Equity:Maria Herneaz"s Contributions	4,778.00
Martell Mason's Equity:Martell Mason's Contributions	15,317.50
Net cash provided by financing activities	**$21,495.50**
NET CASH INCREASE FOR PERIOD	**$ -1,275.24**
Cash at beginning of period	2,074.04
CASH AT END OF PERIOD	**$798.80**

Sepia Coffee Project LLC
Statement of Changes in Equity

Statement of Changes in Equity

	Year Ended 2021	Year Ended 2022
Balance at January 1	$0	$13,153.40
Net Income	$(27,645.89)	$(24,230.88)
Kevin Keefe's Contributions	$20,000	$1,400
Maria Herneaz's Contributions	$15,174	$4,778
Martell Mason's Contributions	$6,925.29	$15,317.50
Martell Mason's Distributions	$(1,300)	$0
Balance at December 31	$13,153.40	$10,418.02

Sepia Coffee Project LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2021

1. ORGANIZATION AND PURPOSE

Sepia Coffee Project LLC (the "Company") is a limited liability company organized in May 2021 under the laws of Michigan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.